March 18, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:  Solar Integrated Roofing Corp.

       Offering Statement on Form 1-A Filed January 7, 2019

       File No. 024-10933

Dear Sir or Madam:

Please see our responses to your comment letter dated February 21, 2019.

About This Form 1-A and Offering Circular , page 2

Comment 1. Please revise the penultimate paragraph on this page to remove any implication that you have not disclosed material information or that investors are required to make inquiries of you in order to receive all material information to make an informed investment decision.

Response 1: The language has been removed on page 2.

Use of Proceeds to Issuer, page 18

Comment 2. It appears that the column headings are missing from the Use of Proceeds chart provided. Your disclosures indicate that this chart depicts your best estimate of the use of proceeds at various funding milestones. It is not clear how the chart depicts different funding milestones as it all appears to show funding totals of approximately $1 million. Please revise as necessary. Please also clarify in your disclosures the difference between acquisition capital and working capital. If acquisition capital is intended to fund a business acquisition, please discuss, to the extent relevant, the status of any contemplated acquisitions.

Response 2. The chart has been revised to depict different funding milestones. Acquisition capital is for planned to fund purchases of roofing businesses. At this time, the Company has only entered into two Letters of Intent, and has not yet reached the stage of entering into definitive acquisition contracts.

Management's Discussion and Analysis, page 19

Comment 3. Pursuant to Item 9 of Form 1-A, please also provide a discussion of your financial condition as of August 31, 2018 as well as a discussion of your changes in financial condition and results of operations for the six months ended August 31, 2018. Please also discuss your liquidity and capital resources as of August 31, 2018.

Response 3. The information has been added to the Offering Statement.

Solar Integrated Roofing Corp.

Offering Statement on Form 1-A Filed January 7, 2019

File No. 024-10933

March 18, 2019

Financial Statements, page 35

Comment 4. Please provide balance sheets as of the two most recently completed fiscal year ends, which appears to be February 28, 2017 and February 28, 2018. Please also provide statements of operations, cash flows, and changes in stockholders equity for each of the two years ended February 28, 2018. Please refer to Part F/S(b)(3) and (4) of Form 1-A. If these financial statements have been audited, we also remind you of the consent requirements in Item 17.11 of Form 1-A.

Response 4. The financial statements have been added to the Offering Statement.

General

Comment 5. We note in Item 4 of Part 1 to Form 1-A that you have indicated that this as a Tier 2 offering. However, throughout Part II you have identified this as a Tier 1 offering. Please revise.

Response 5. The offering is made under Tier 1 references to Tier 2 were not found.

Comment 6. We note in Item 4 of Part 1 to Form 1-A you state that you have audited financial statements and that offering size is $50 million. Please revise.

Response 6. The financial statements are labeled as unaudited. No reference was found to audited financial statements and no reference was found to an offering size of $50 million.

Comment 7. On the cover page you state that the shares are being offered at a price of $.10 per Share with a minimum purchase of one (1) Share per investor. However, in other places you state that there is a minimum investment of 12,500 Shares. Please revise.

Response 7. The minimum number of shares to be sold is 12,500 and this typo has been corrected.

Sincerely,

Solar Integrated Roofing Corp.

/s/ David Massey

     David Massey

     Chief Executive Officer